Exhibit 21.1

LIST OF SUBSIDIARIES

Name	State of Incorporation
Fred Stoker & Sons, Inc.	Tennessee

International Flavors and Technology, Inc.	Delaware

North Atlantic Cigarette Company, Inc.	Delaware

North Atlantic Operating Company, Inc.	Delaware

National Tobacco Company, L.P.	Delaware

National Tobacco Finance Corporation	Delaware

RBJ Sales, Inc.	Tennessee

Select Tobacco Brands, Inc.	Delaware

Stoker, Inc.	Tennessee